March 15, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mr. John Hartz,
Senior Assistant Chief Accountant
Washington, D.C. 20549-4631

Re:	Form 10-K for the year ended November 30, 2009 File No. 1-31643
Dear Mr. Hartz:
This letter is in response to your letter of March 9, 2010 regarding CCA Industries, Inc. Form 10-K for the year ended November 30, 2009. The following is our response to your letter:
Item 3. Legal Proceedings
The litigation Denise Wally v. CCA Industries was commenced in the Superior Court of the State of California, County of Los Angeles on September 29, 2009. “Wally” filed a class action on her own behalf and for all others similarly situated alleging four causes of action: Violations of Business & Professional Code 17200 and 17500 and the Cal. Civil Code 1750 et seq; and advertising Fraud.
The case was removed to the U.S. District Court authorized by the complaint alleging that the Company sold in excess of $5,000,000 of all SKU’s of Mega-T throughout the country over the last 5 years.
The plaintiff then amended their complaint limiting the violation to one specific SKU only sold in California. Since the sales of the SKU sold in California were less than $5,000,000, the case was remanded back to the state court.
As part of its defense, the Company intends to oppose Wally’s application to certify the class. In order to have a class certified under California law, it must be established, among other items that an “ascertainable class” and “commonality of interest” among purported class members exists. The Company’s position is that there are factual issues with the individual purchasers of the Company’s dietary supplement that preclude class certification. There is also a body of law in California that supports the Company’s position on class certification. Should the court deny class certification, it is possible that the pending action may not continue.

Should the court grant class certification then the issues to be tried will include the merits of the plaintiff’s claim that the product did not provide the service it was advertised to perform to the purchasers of its product and that its advertising was misleading. The Company believes that it has marketed a product [green tea] that has been consumed by the public for centuries. The Company provides a product that contains a green tea extract caplet together with a diet and exercise plan. The Company contends that it has marketed its product in compliance with all applicable federal and state requirements.
As the Wally action is in its initial stages, the Company has not formed a conclusion that an adverse outcome in the pending action is either probable or remote; as such items are defined in the Statement of Policy. Accordingly, the Company was unable, as of the date of the 10-K report for the year ended November 30, 2009, to estimate a loss or range of loss that is reasonably possible.
Note 2 — Summary of Significant Accounting Policies, Revenue Recognition
The Company previously analyzed returns over a three year period and found that the historical five month period resulted in the smallest standard deviation from the actual returns received, and therefore using a different period for analysis would result in a distortion of the returns estimate. This is also in accordance with retailer practice regarding returns. Retailers, in managing their inventory, tend to make returns quickly in order to reduce their inventory levels and liabilities, with returns generally received within five months of the sale.
Product that is returned to inventory is recorded at the lower of their original cost or market, as appropriate.
We do not provide a specific reserve for returns of new products. This is calculated as part of the general reserve for returns. However, in the case where we become aware of new or existing products not being accepted in the marketplace, we will, depending on circumstances, record an additional reserve for those items in addition to the general reserve. As an example, we noted in the Management Discussion and Analysis, page 16, that an additional amount was reserved for the Company’s Instant Lift product, which was introduced in fiscal 2009.
The Company uses a national clearing house for the receipt and processing of coupons from our retail partners. The national clearing house renders invoices to the Company on a weekly basis for coupons that they have processed which are recorded as an expense in the period for which the invoice is dated. The Company also records an expense accrual at the end of each period equal to the prior six weeks of invoices rendered based on information from the national clearing house that there is an average lag time of six weeks between the time that the retailer receives the coupon and when the Company receives the invoice. The amount recorded as an expense or accrued includes the retailer cost of the coupon in addition to any processing charges by the national coupon clearing house. Coupons are issued by the Company to be used with the purchase of specific products, with an expiration date noted on the coupon. It is a widely accepted industry practice to accept coupons that have already expired in order to accommodate and foster good will with the products’ customers.

Note 5 — Intangible Assets
We will expand our note to include more specificity regarding the testing of the Company’s intangible assets, and the results of that testing, in all future annual and quarterly filings. The Company reviews all intangibles for impairment on a quarterly basis.
Note 8 — Income Taxes
Future filings will include a more specific discussion regarding the basis for determining the realization of deferred tax assets, including the determination of a valuation allowance is necessary. All of our deferred tax assets are expected to be realized within the 2010 fiscal year with the exception of the unrealized loss on investments. Since capital losses are deductible for income tax purposes only to the extent of capital gains, a valuation allowance was provided for the unrealized loss on investments. The Company did not know, as of the date of filing, whether the unrealized losses would become realized during fiscal 2010.
Item 9A — Controls and Procedures
After giving the United States Securities and Exchange Commission an opportunity to review this letter, the Company will file an abbreviated amendment of Form 10-K for the year ended November 30, 2009 to add the additional disclosures as required by Item 307 of Regulation S-K. The following two paragraphs will be added to Item 9A before Management’s Report on Internal Control Over Financial Reporting:
An evaluation was performed under the supervision of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of November 30, 2009, the Company’s disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.
Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, includes the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.
Schedule II — Valuation Accounts
Future filings will include the portion of the reserve for returns and liabilities that are included in accrued liabilities. Attached to this letter is a revised Schedule II including this activity. The portion included in the accrued liabilities decreased to $1,206,881 as of November 30, 2009 from $1,443,692 as of November 30, 2008, or a decrease of $236,811. This portion of the reserve included in accrued liabilities is an estimate of allowances and reserves relating to fiscal 2009 sales which are anticipated to be deducted from future invoices rather than against the current accounts receivable. Any changes in this accrued liability are recorded as a debit or credit to the reserve for returns and allowances account.

As of November 30, 2009, the allowance for doubtful accounts had been reduced by $23,068 from the prior year. There were small balance charge-offs in the amount of $18,167 that were recorded as a direct deduction against the allowance for doubtful accounts. In addition, the allowance for doubtful accounts was further reduced by $4,901 as a result of a change in the estimate of bad debt. This amount was recorded as a (benefit from) provision for doubtful accounts on the consolidated statements of income.
Changes to the contra receivable account “reserve for returns and allowances” are either charged against returns expense or reclassified as an accrued liability. In reviewing the reserve activity for fiscal 2009, the Company found an error in the column c and column d amounts for the reserve for returns and allowances. There was a total increase in the reserve of $784,853, of which $548,042 was charged against returns expense, and $236,811 was as a result of a reclassification in the amount of returns recorded as an accrued liability. This change does not affect the amount shown on the consolidated balance sheets.
Changes to the reserve for inventory obsolescence are recorded as a debit or credit to cost of goods sold.
Acknowledgements
In responding to your letter, the Company makes the following acknowledgements:
1.	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

3.
The Company may not assert staff comments as a defense in any proceedings initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me.
Sincerely,

Stephen A. Heit
Chief Financial Officer

YEAR ENDED NOVEMBER 30, 2009

COL. A	COL. B	COL. C	COL. D	COL. E
		Additions
	Balance at	Charged To		Balance
	Beginning	Costs and		At End
Description	Of Year	Expenses	Deductions	Of Year
Year Ended November 30, 2009:

Allowance for doubtful accounts	$154,291	$(4,901)	$18,167	$131,223

Reserve for returns and allowances	668,738	548,042	(236,811)	1,453,591

	$823,029	$543,141	$(218,644)	$1,584,814

Reserve for returns and allowances in accrued liabilities	$1,443,692	$—	$236,811	$1,206,881

Reserve for inventory obsolescence	$578,941	$538,653	$357,593	$760,001